UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

Lowell D. Kraff

3722 Las Vegas Blvd., #1410 E

Las Vegas, NV 89158

(702) 540-0541

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 25272T104 13D/A	Page 2 of 10 Pages

1	Names of Reporting Persons Best Amigos Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 1,168,277
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,168,277
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,168,277
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.68% (1)
14	Type of Reporting Person OO

(1)	Based on 69,745,698 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104 13D/A	Page 3 of 10 Pages

1	Names of Reporting Persons Diamond Oursurance, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 287,686
	8	Shared Voting Power 0
	9	Sole Dispositive Power 287,686
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 287,686
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.41% (2)
14	Type of Reporting Person OO

(2)	Based on 69,745,698 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104 13D/A	Page 4 of 10 Pages

1	Names of Reporting Persons LDK Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 59,949
	8	Shared Voting Power 0
	9	Sole Dispositive Power 59,949
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 59,949
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.09% (3)
14	Type of Reporting Person OO

(3)	Based on 69,745,698 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104 13D/A	Page 5 of 10 Pages

1	Names of reporting persons Praesumo Partners, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO/BK
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,655,766
	8	Shared voting power 0
	9	Sole dispositive power 1,655,766
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,655,766
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.37% (4)
14	Type of reporting person OO

(4)	Based on 69,745,698 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104 13D/A	Page 6 of 10 Pages

1	Names of Reporting Persons Lowell D. Kraff
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO/BK/PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 4,384,263 (5)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,384,263 (5)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,384,263 (5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.19% (6)
14	Type of Reporting Person OO

(5)	Includes (i) 1,212,585 shares of common stock issuable upon exercise of an option held by Mr. Kraff which is currently vested and (ii) an aggregate of 3,178,878 shares of common stock held by Best Amigos Partners, LLC, Praesumo Partners, LLC, Diamond Oursurance, LLC, and LDK Holdco, LLC. Mr. Kraff is the sole manager of Best Amigos Partners, LLC, the managing member of Praesumo Partners, LLC, the sole manager of Diamond Oursurance, LLC, and the sole member of LDK Holdco, LLC.
(6)	Based on 69,745,698 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104 13D/A	Page 7 of 10 Pages

This Amendment No. 7 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends each of (i) the Schedule 13D filed by Best Amigos Partners, LLC (“BAP”), Diamond Oursurance, LLC, LDK Holdco, LLC and Lowell D. Kraff with the Securities and Exchange Commission (the “SEC”) on August 5, 2013, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 to such Schedule 13D filed on June 13, 2014, August 18, 2014, October 3, 2014, March 4, 2015, March 10, 2015, and March 24, 2015, respectively and (ii) the Schedule 13D filed by Praesumo Partners, LLC (“Praesumo” and, together with BAP, Diamond Oursurance, LLC, LDK Holdco, LLC and Mr. Kraff, the “Reporting Persons”) with the SEC on August 5, 2013, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to such Schedule 13D filed on June 13, 2014, August 18, 2014 and October 3, 2014, respectively (together, as so amended, the “Schedule 13D”).

This Amendment is being filed by the Reporting Persons to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

On July 15, 2016, Mr. Kraff entered into, and delivered to JPMorgan Chase Bank, N.A., in its capacity as lender, a Grid Time Promissory Note, which provides Mr. Kraff with an unsecured line of credit of up to an aggregate of $25 million (provided, that, the maximum aggregate amount under the line of credit will be automatically reduced to $16 million effective August 31, 2016). Borrowings under the line of credit bear interest at a variable Libor rate, which is a floating rate of interest that is subject to change daily, plus 2.85%, unless the borrower requests a loan that bears interest at a fixed Libor rate plus 2.85%. Borrowings under the line of credit mature, and the line of credit expires, on October 31, 2016. Mr. Kraff borrowed funds under this line of credit to finance the entire $20,796,408 aggregate exercise price paid in connection with Praesumo’s exercise of each of the portions of the Call Options distributed to it, as described in Item 4 below. Mr. Kraff and Praesumo expect to repay such borrowings under the line of credit using proceeds from the sale of shares of Common Stock acquired by Praesumo in connection with such exercise or from other available funds.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 11, 2016, 1818 Partners distributed to each of its members, including Praesumo, a portion of each of the DRPH Call Option and the Silver Rock Call Option with respect to one-third of the shares of Common Stock issuable upon exercise thereof (i.e., an aggregate of 1,511,808 shares of Common Stock issuable upon exercise of the DRPH Call Option, and an aggregate of 143,958 shares of Common Stock issuable upon exercise of the Silver Rock Call Option). The distribution by 1818 Partners to its members was made pro rata, based upon the members’ respective equity interests held in 1818 Partners. Each of Praesumo and the other members of 1818 Partners assumed the terms and conditions of the DRPH Call Option and the Silver Rock Call Option with respect to the portion thereof so-distributed to such member pursuant to separate transfer agreements. In connection with the distribution, Praesumo entered into separate instruments, dated as of July 11, 2016, representing the portions of the DRPH Call Option and the Silver Rock Call Option, respectively, distributed to it.

CUSIP No. 25272T104 13D/A	Page 8 of 10 Pages

The distribution by 1818 Partners had the effect of reducing the number of shares beneficially owned by Praesumo and Mr. Kraff, because each of Praesumo and Mr. Kraff previously reported shared beneficial ownership of all of the securities underlying the Call Options, indirectly through 1818 Partners, even though Praesumo and Mr. Kraff only had a one-third economic interest in the Call Options. The distribution by 1818 Partners to its members did not effect any change in the pecuniary interest of Praesumo or Mr. Kraff in the Call Options.

In connection with the distribution of the Call Options, Cloobeck Companies, LLC, an entity owned and controlled by Stephen J. Cloobeck and a member of 1818 Partners that received a portion of the Call Options pursuant to such distribution, became a party to the Stockholders Agreement. The distribution by 1818 Partners did not change the aggregate number of shares covered by the Stockholders Agreement.

On July 18, 2016, Praesumo exercised in full the portion of the DRPH Call Option distributed to it (the “Distributed DRPH Call Option”) for an exercise price of $12.56 per share, and Praesumo acquired an aggregate of 1,511,808 shares of Common Stock in exchange for an aggregate cash exercise price equal to $18,988,308. On July 18, 2016, Praesumo also exercised in full the portion of the Silver Rock Call Option distributed to it for an exercise price of $12.56 per share, and Praesumo acquired an aggregate of 143,958 shares of Common Stock in exchange for an aggregate cash exercise price equal to $1,808,112.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own 4,391,463 shares of Common Stock, representing approximately 6.19% of the Issuer’s outstanding Common Stock (based on 69,745,698 shares of Common Stock outstanding).

(b) Mr. Kraff has sole voting power and sole dispositive power with regard to (i) 1,212,585 shares of Common Stock underlying options held by him and (ii) an aggregate of 3,171,678 shares of Common Stock held by BAP, Praesumo, Oursurance, and LDK. Mr. Kraff is (i) the sole manager of BAP, (ii) the managing member of Praesumo, (iii) the sole manager of Oursurance, and (iv) the sole member of LDK. BAP has sole voting power and sole dispositive power with regard to 1,168,277 shares of Common Stock held by it. Oursurance has sole voting power and sole dispositive power with regard to 287,686 shares of Common Stock held by it. LDK has sole voting power and sole dispositive power with regard to 59,949 shares of Common Stock held by it. Praesumo has sole voting power and sole dispositive power with regard to 1,655,766 shares of Common Stock held by it.

The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the other parties to the Stockholders Agreement, as amended by the First Amendment. Each of the Reporting Persons is deemed to be a member of a “group” for purposes of the Exchange Act with the other parties to the Stockholders Agreement, as amended by the First Amendment. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement, as amended by the First Amendment, except to the extent disclosed in this Schedule 13D.

(c) No transactions in the Common Stock have been effected by the Reporting Persons within the past 60 days, except (i) as disclosed under Item 4 of this Amendment, all of which disclosures are incorporated herein by reference, (ii) for the following sales of shares of Common Stock on July 14, 2016 in open market transactions by Praesumo, and (iii) for the following sales of shares of Common Stock on July 15, 2016 and July 18, 2016 in open market transactions by LDK:

CUSIP No. 25272T104 13D/A	Page 9 of 10 Pages

Date	Shares	Weighted Average Sale Price per Share (1)	Price Range (2)
07/14/2016	28,129	$30.1892	$30.18 – $30.205
07/15/2016	35,616	$30.1560	$30.15 – $30.17
07/18/2016	7,200	$30.1502	$30.15 – $30.155

(1)	For each row, reflects the weighted average sale price per share for multiple sales on the date set forth in the first column under the heading “Date.” Each of Praesumo and LDK undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the fourth column under the heading “Price Range.”
(2)	For each row, reflects the price range at which shares were sold in multiple sales transactions on the date set forth in the first column under the heading “Date.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The responses set forth in Items 3 and 4 of this Amendment are hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

21.	Transfer Agreement, dated as of July 11, 2016, by and between 1818 Partners, LLC and Praesumo Partners, LLC, with respect to the DRPH Call Option*

22.	Transfer Agreement, dated as of July 11, 2016, by and between 1818 Partners, LLC and Praesumo Partners, LLC, with respect to the Silver Rock Call Option*

23.	Grid Time Promissory Note, dated July 15, 2016, by Lowell D. Kraff in favor of JPMorgan Chase Bank, N.A.*

24.	Joint Filing Agreement of the Reporting Persons*

*	Filed herewith

CUSIP No. 25272T104 13D/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2016

BEST AMIGOS PARTNERS, LLC
/s/ Lowell D. Kraff

DIAMOND OURSURANCE, LLC
/s/ Lowell D. Kraff

LDK HOLDCO, LLC
/s/ Lowell D. Kraff

PRAESUMO PARTNERS, LLC
/s/ Lowell D. Kraff

LOWELL D. KRAFF
/s/ Lowell D. Kraff